Tri-Continental Corporation

April 28, 2016

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

Re:	Tri-Continental Corporation (the “Corporation”)
File Nos.: 333-104669 and 811-00266
Post-Effective Amendment to a Registration Statement on Form N-2

Dear Mr. O’Connor:

On behalf of the Corporation, enclosed herewith for filing under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 20 to the Registration Statement of Tri-Continental Corporation (the “Corporation”) on Form N-2 (File Nos. 333-104669 and 811-00266).

This amendment is being filed for the purpose of updating information contained in the Prospectus and the Statement of Additional Information of the Corporation since the Corporation’s Post-Effective Amendment No. 19 was filed on March 14, 2016. No additional shares of the Corporation are being registered. The changes include updates to financial information and other non-material changes.

We respectfully request that this Registration Statement be declared effective on April 29, 2016 at 4:01 p.m. A request for acceleration is included herewith.

If you have any questions or comments, please call the undersigned at (212) 716-2986 or Joseph D’Alessandro at (212) 850-1703.

Very truly yours,

/s/ Matthew B. Fleischer
Matthew B. Fleischer
Associate Counsel
Ameriprise Financial

Tri-Continental Corporation

April 28, 2016

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

RE:	Tri-Continental Corporation (the “Corporation”)
File Nos.: 333-104669 and 811-00266
Post-Effective Amendment No. 20 to the Registration Statement
on Form N-2 (the “Registration Statement”)

Dear Mr. O’Connor:

Pursuant to Rule 461(a) under the Securities Act of 1933, the Corporation hereby requests that the effective date for the Registration Statement filed on Form N-2 for the Corporation on April 28, 2016 be accelerated so that it will be declared effective on April 29, 2016 at 4:01 p.m.

Very truly yours,

/s/ Matthew B. Fleischer
Matthew B. Fleischer
Associate Counsel
Ameriprise Financial, Inc.